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November 5, 1996



Mr. Michael O. Gilles
Executive Vice President, CFO & Treasurer
Walden Bancorp, Inc.
125 Nagog Park
Acton,  MA 01720

RE:  Acquisition of Walden Bancorp Inc. by UST Corp.



Dear Gentlemen:

         You have requested our opinion ("Tax Opinion") regarding certain federal income tax consequences of the proposed merger ("Merger") of Mosaic Corp. ("Mosaic"), a newly formed, wholly owned subsidiary of UST Corp. ("UST"), with and into Walden Bancorp, Inc. ("Walden") with Walden surviving the Merger, as more fully described below.

                              Scope of Tax Opinion

         In rendering our opinion, we have relied on the facts described below, the information contained in the documents listed on Exhibit A of this Tax Opinion, the Agreement of Affiliation and Plan of Reorganization dated August 30, 1996 (the "Plan"), and the Representation Letters signed by officers of Walden and UST and dated November 5, 1996. You have represented to us that we have been provided with all of the facts related to the subject transaction; however, we have not independently audited or otherwise verified any of these facts.

         Our opinion is expressed only with respect to certain federal income tax consequences of the Merger that we consider to be material. Our opinion is based on the Internal Revenue Code of 1986, as amended ("the Code"), the regulations thereunder, reported judicial decisions, and the current position of the Internal Revenue Service ("the Service") in such matters as reflected in published and private rulings, procedures and announcements. However, federal income tax laws and their interpretations are subject to change, which could adversely affect this opinion. The opinion does not address any non-tax issues such as state corporations laws and securities law, or any state or foreign income tax issues. The opinion will not address the tax consequences particular to special types of taxpayers, including, but not limited to, non-U.S. shareholders and regulated investment companies.

         Our opinion reflects what we regard to be the federal income tax effects of the Merger as described herein; nevertheless, it is an opinion only and should not be taken as an assurance of ultimate tax treatment. Moreover, we express no opinion on the federal income tax consequences of any other event occurring pursuant to the Plan. The Service, of course, is not bound by this opinion; however, should the Service challenge the tax treatment of the Merger, we believe the tax treatment set forth in our opinion would prevail.
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Walden Bancorp, Inc.
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November 5, 1996



         If there is a change in the Code, the regulations and published rulings thereunder, the current administrative rulings, or the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for events, transactions or circumstances occurring after this date.

                              Proposed Transaction

         UST and Walden entered into the Plan on August 30, 1996. UST is a registered bank holding company that owns a number of banking subsidiaries. These subsidiaries provide financial services to individuals and small- to medium-sized companies. Walden is a registered bank holding company that owns all of the stock of The Co-operative Bank of Concord and The Bank of Braintree, respectively. Pursuant to the Plan, Walden will become a wholly owned subsidiary of UST.

         It is represented that UST wishes to acquire Walden so as to further expand its share of the Boston area banking market. The Co-operative Bank of Concord and The Bank of Braintree both operate in areas in which UST wishes to expand its presence. By acquiring Walden, UST will have the opportunity to expand into these markets. Moreover, UST believes that the acquisition will benefit its employees, its shareholders, and the communities it serves due to the enhanced strength and diversity of the combined company.

         Prior to the formation of Walden, The Co-operative Bank of Concord had pursued a strategy of growth and expansion through acquisitions. In pursuit of this strategy, Walden was formed in 1995 and, as part of such formation, acquired The Bank of Braintree in a tax-free reorganization under section 368(a)(1)(A) and (a)(2)(D).(1) Through the proposed business combination, Walden will become a part of a larger and more diverse banking operation and will be afforded the opportunity to expand its market share.

         Pursuant to the Plan, the transaction will take place on or after January 10, 1997, as follows:

         1. UST will form a wholly owned subsidiary under Massachusetts law (Mosaic).

         2. Mosaic will merge with and into Walden in a transaction qualifying as a statutory merger under Massachusetts law, with Walden surviving the Merger.

         3. Pursuant to the Merger and by operation of Massachusetts law, each share of Walden common stock held by a Walden shareholder will be converted solely into the right to receive 1.9 shares of UST voting common -- i.e., the Walden shareholders will exchange their stock in Walden for voting common stock of UST. In addition, as with the current

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(1) All section references are to the Internal Revenue Code of 1986, as amended, and underlying regulations.
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Walden Bancorp, Inc.
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November 5, 1996




                  UST shareholders, the Walden shareholders will receive the right to purchase preferred shares of UST upon the occurrence of certain events such as a hostile takeover attempt.

         4. Each share of Mosaic held by UST will be converted to one share of Walden common stock as a result of the Merger; thus, Walden will become a wholly owned subsidiary of UST.

         5. UST will assume no liabilities of Walden or acquire any Walden assets from Walden.


       Tax Opinion Regarding Federal Income Tax Consequences of the Merger

         In our opinion, the Merger will constitute a tax-free reorganization as defined in sections 368(a)(1)(A) and 368(a)(2)(E). Thus, UST, Mosaic, and Walden will each be a party to the reorganization. Section 368(b).

         As a consequence of the Merger qualifying as a tax free reorganization, it follows that:

         1. No gain or loss will be recognized by the stockholders of Walden upon the exchange of their Common Stock of Walden solely for UST Common Stock. Section 354(a); Rev. Rul. 90-11.(2)

         2. The tax basis of the shares of UST Common Stock received in the Merger by the Walden stockholders will be the same as the tax basis of the Walden Common Stock surrendered in the exchange. Section 358(a).

         3. The holding period of the shares of UST Common Stock received in the Merger by the Walden stockholders will include the period during which the shares of Walden common stock surrendered in exchange were held by the Walden shareholders, provided that such shares of Walden stock were held as capital assets. Section 1223(1).

         4. No gain or loss will be recognized by Walden as a result of the Merger. Sections 1032 and 361(c).

         5. Stockholders of Walden who exercise their dissenters' appraisal rights and receive cash in exchange for their shares of the Common Stock of the Bank will recognize taxable income or gain or loss for federal income tax purposes in connection with the transaction. The amount of that income or gain or loss and the character of that income or gain or loss (that is, whether it constitutes ordinary income, short-term capital gain or loss or long-term capital gain or loss) will turn upon a number of factual considerations


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(2) Rev. Rul. 90-11, 1990-1 C.B. 10
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Walden Bancorp, Inc.
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November 5, 1996





                  peculiar to the individual stockholder. Therefore, dissenting shareholders are strongly encouraged to consult their tax advisor in connection with this transaction.

         6. A Walden shareholder receiving cash in lieu of fractional share interests of UST stock in the exchange will be treated as if he, she, or it actually received such fractional share interests which were subsequently redeemed by UST. Therefore, the cash the UST shareholders receive will be treated as having been received as full payment in exchange for stock redeemed as provided in section 302(a) of the Code. Rev. Rul. 66-365 and Rev. Proc. 77- 41.(3)


         Our opinions expressed above address only those federal income tax aspects relating to the Merger that, in our judgment are material to Walden and its stockholders. No opinion is expressed about the tax treatment of the Merger under any other provisions of the Code and the Regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the Merger that are not specifically covered by the above opinion. These opinions are solely for your benefit and your shareholders and are not intended to be relied upon by anyone other than you and your shareholders. Any other party receiving a copy of this letter must consult and rely upon the advice of his/her/its own counsel, accountant, or other advisor.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement of UST Corp. on Form S-4 and to the references to this Firm in the Registration Statement and the related Joint Proxy Statement Prospectus.


                               /s/ Arthur Andersen LLP

                               ARTHUR ANDERSEN LLP




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(3) Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574
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                                    EXHIBIT A



-        Agreement of Affiliation and Plan of Reorganization dated August 30,
         1996.


-        Representation letters dated November 5, 1996.